AH
7-12-2004

UF 7-8-04

S 04016702 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

MAIL PROCESSING SECTION RECEIVED JUL 0 6 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inviva Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Corporate Campus Drive, Suite 1000 (No. and Street)

Louisville	KY	40223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. O'Brien, IV CFO/Fin OP **502-523-4956**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Edward J. O'Brien, IV ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inviva Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

Signature

CFO, Fin/Op

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

(SEC I.D. No.8-51845)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003
with Report of Independent Auditors

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors
Inviva Securities Corporation

We have audited the accompanying statement of financial condition of Inviva Securities Corporation (the "Company") (a wholly-owned subsidiary of Inviva, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Inviva Securities Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2004

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 47,640
Intangibles	19,889
Prepaid expenses	3,573
Total assets	$ 71,102
Liabilities	
Accounts payable	$ 2,500
Due and accrued general expenses	10,000
Total liabilities	12,500
Stockholder's equity	
Class B Common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	1
Additional paid-in capital	247,287
Retained deficit	(188,686)
Total stockholder's equity	58,602
Total liabilities and stockholder's equity	$ 71,102

See accompanying notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Financial Statements

December 31, 2003

1. Nature of Business

Inviva Securities Corporation (the "Company") is a wholly-owned subsidiary of Inviva, Inc. ("Inviva"). In the fourth quarter of 2002, Inviva acquired Jefferson National Life Insurance Company ("JNL" - formerly Conseco Variable Insurance Company), a writer of fixed and variable annuity contracts. Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for JNL. The Company has no customers other than JNL. In September 2002, the Company ceased to be statutory underwriter for The American Life Insurance Company of New York ("ALINY"), a wholly-owned subsidiary of Inviva, since ALINY's variable annuity product pays no fees or commissions and, therefore, does not require a broker dealer in the sales process.

Effective May 1, 2003, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that the Company will act as a distributor for the variable contracts for JNL and pay any commissions on behalf of JNL. The Distribution Agreement stipulates JNL will reimburse the Company for the costs it incurs to distribute these contracts, including all commissions.

In addition, the Company may incur other costs including administrative services performed by Inviva on behalf of the Company. In 2003, these costs were reimbursed via a capital contribution from Inviva of $100,000. Subsequent to 2003, the Company will charge JNL for all the expenses it incurs. (See Note 2 – Summary of Significant Accounting Policies – Revenue).

2. Summary of Significant Accounting Policies

Preparation of Financial Statements

The financial statements prepared in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financials statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those reported.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

Prepaid expenses consist primarily of NASD renewal fees and expense deposits for Central Registration Depository transaction processing. These fees are prepaid annually and amortized over a twelve-month period.

Intangibles

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets". Under SFAS 142, intangible assets with indefinite lives are no longer amortized but reviewed for impairment, annually or more frequently if impairment indicators arise. The Company's intangible asset is deemed to have an indefinite useful life because it pertains to its ability to process variable product sales, including its broker dealer licenses. As of December 31, 2003, the Company intends to continue underwriting variable products indefinitely.

Income Taxes

The Company files a consolidated federal income tax return with certain affiliates. Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue

The Company generates revenues as service fees directly related to the commissions paid and expenses incurred in accordance with the agreements described in Note 1.

The Company's cash accounts are non-interest bearing, therefore there was no investment income for the year ended December 31, 2003.

3. Income Taxes

The Company's federal income tax return is consolidated with Inviva, Inc. and Lifco Holding Company. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

At December 31, 2003, the Company had tax net operating losses of $528,683 that begin to expire in 2019. The use of approximately $325,000 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. It is estimated that this loss carry forward will generate tax benefits, but the realization of such benefits is dependent on generating sufficient taxable income before the expiration of the loss carry forward. As a result, the Company has recorded a full valuation allowance against this deferred tax asset.

The Company's position with gross deferred tax assets and liabilities and the related valuation allowance are as follows:

Deferred tax assets:	
Regular tax operating loss carryforwards	$ 187,043
Other	1,917
Total deferred tax assets	188,960
Valuation allowance for deferred tax assets	188,960
Deferred tax assets, net of allowance	$ –

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2003, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

5. Related Party Transactions

As described above the Company provides broker dealer services to JNL, and Inviva provides administrative services to the Company (See Note 1 – Nature of Business).

There are no intercompany balances at December 31, 2003 between the Company and its affiliates.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2003, the Company had net capital of $35,141, which was $30,141 in excess of required net capital of $5,000.

Inviva will provide the necessary capital to ensure the Company continues to meet its net capital requirements.